

December 19, 2011

Via Email
John B. Henneman, III
Chief Financial Officer
Integra LifeSciences Holdings Corporation
311 Enterprise Drive
Plainsboro, NJ 08536

> **Re:** **Integra LifeSciences Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed October 31, 2011**
> **File No. 000-26224**

Dear Mr. Henneman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 13. Segment and Geographic Information, page F-35

1.   Please tell us about the company's analysis in determining that it has one reportable segment under ASC 280-10-50. Your response should address the following:

- Explain whether any operating segments were aggregated under ASC 280-10-50-11.
- Explain the contents of the information you provide to your chief operating decision maker.

- • We note that the company includes revenue information for three product groups: Orthopedics, Neurosurgery and Instruments. Include a discussion of the types of information about these product groups that is included in the information provided to your chief operating decision maker.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended September 30, 2011 As Compared To Three Months Ended September 30, 2010, Revenues and Gross Margin, page 22

2.   We note your disclosure on page 23 that in the third quarter of 2011, the FDA inspected your Plainsboro, New Jersey collagen device factory and issued inspectional observations that described violations of quality system regulation. Further, you disclose that you will incur substantial expenses to remediate those observations. To the extent such remediation expenses could be considered material to an understanding of your operations, liquidity and capital resources, please tell us and revise future filings to disclose and quantify the impact. Please further provide a discussion of any known trends, demands or uncertainties that are reasonably likely to have a material effect on your business as a whole or that may be relevant to your future operations or financial flexibility as a result of these remediation efforts. Refer to Item 303(a)(1) and Item 303(a)(3) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant